Canarc Resource Corp. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Engages Hatch to Evaluate the Feasibility of Installing a Small Concentrate Autoclave to Produce Gold Dore Bars at the New Polaris Mine Site

Vancouver, Canada May 15, 2018 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has engaged Hatch Ltd., a global engineering company, to evaluate the feasibility of installing and operating a small concentrate autoclave at Canarc’s New Polaris mine site in northern BC as part of a process plant to produce gold dore bars onsite.

New Polaris, Canarc’s most advanced gold mine project, has no road access so if building and operating an autoclave is economic to produce gold dore bars onsite, the project can be remodeled as a fly in-fly out operation with seasonal barging, a possible major breakthrough for advancing the project towards production.

New Polaris Project:

Over the past 28 years, the Company has invested over $30 million on surface and underground exploration, mine access and development, resource estimation and economic studies of the project. A major hurdle to economic development has been the cost and challenge of shipping refractory gold concentrates to Juneau Alaska 60 kilometers to the southwest and then either south to the USA for sale to existing autoclave facilities or overseas for sale to smelters.

The installation of a small autoclave at New Polaris site for processing the concentrates into gold dore bars would eliminate this obstacle to developing the project. Hatch is a world leader in the design and installation of autoclaves, which are successfully used at various mines around the world for producing gold dore bars from refractory sulfide mineralization such as New Polaris.

Hatch was selected for their extensive experience in the design, engineering, construction and operation of mineral processing facilities utilizing autoclaves and pressure oxidation technology. Their site evaluation and cost analysis are expected to be complete in August 2018.

If results are positive, the Company plans to incorporate a concentrate autoclave in an updated Preliminary Economic Assessment (“PEA”) to be completed by the end of 2018. Canarc can then turn its attention to financing or partnering the New Polaris gold mine project to feasibility.

Update on Canarc Exploration Projects

Nevada Properties, USA

The Company has invested over $1 million on exploration drilling and geological work at the Fondaway Canyon Project in Nevada since acquiring the AIM property portfolio one year ago and is very encouraged with the results to date. Geological mapping and sampling at Fondaway Canyon continues to uncover new areas of gold mineralization along the main mineralized trend.

Canarc has engaged SRK Geological Engineers in Reno, Nevada to develop a comprehensive 3D resource model for Fondaway Canyon that will include all the historic data as well as the results of the 2017 exploration program. The new model will help identify the most prospective areas in and around the current resources as well as evaluate the current mining potential.

The new model will also allow the Company to properly plan a second Fall 2018 drilling campaign focused on expanding the current resources and further advancing the project.

The evaluation of Canarc’s nine other Nevada projects has been completed and the Company is now seeking interested parties for possible sales or joint venture opportunities on these projects.

Windfall Hills, Canada:

The Company is planning to complete additional exploration at Windfall Hills in the summer/fall of 2018 with a budget of $400,000, funded from the proceeds of the flow through equity financing the Company closed in March 2017 at a price of $0.13 per share. An exploration permit from the BC Ministry of Mines is expected in May 2018.

Canarc plans to expand the current geological mapping, geochemical sampling and geophysical IP grid onto adjacent prospective areas identified by a recent geological compilation, extend previous trenching to better define areas of known gold mineralization, and identify new drill targets throughout the property.

Qualified Person:

Garry Biles,P.Eng, President & COO is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release.

"Catalin Kilofliski”

____________________

Catalin Kilofliski, Chief Executive Officer

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company creates shareholder value by acquiring, exploring and developing pre-production stage gold mines or properties in the Americas.

For More Information - Please contact:

Catalin Kilofliski, CEO

Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.